PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

07024528

BY COURIER

No/Date : F|D1:309|25-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Financial data and information for the 3M 2007 of Public Power Corporation S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- Financial data and information for the 3M 2007 of Public Power Corporation S.A.

dlw 6/20

PUBLIC POWER CORPORATION S.A.

Interim Condensed Consolidated and Separate Financial Statements

for the three month period from January 1, 2007 to March 31, 2007

in accordance with International Financial Reporting Standards, adopted by the European Union

The attached interim financial statements have been approved by Public Power Corporation Board of Directors on May 22nd, 2007 and they are available in the web site of Public Power Corporation at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	NIKOLAOS D. CHATZIARGYRIOU	GEORGE C. ANGELOPOULOS	XENOPHON A. PRINOS

PUBLIC POWER CORPORATION S.A.
INTERIM CONSOLIDATED CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro- except share and per share data)

						Reserves			Retained	
	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Marketable Securities Valuation Surplus	Tax - free and other Reserves	Reserves Total	Earnings/ (Accumulated Deficit)	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	510,159	5,208,781
Adjustments	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	466,529	5,165,151
Valuation of marketable securities	-	-	-	-	-	4,304	-	4,304	-	4,304
Net income for the period	-	-	-	-	-	-	-	-	88,435	88,435
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	-	-
Balance, as restated, March 31, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,346	208,783	243,129	572,404	5,257,890
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	387,991	5,078,431
Valuation of marketable securities	-	-	-	-	-	6,923	-	6,923	-	6,923
Net income for the period	-	-	-	-	-	-	-	-	40,999	40,999
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	2	2
Balance, March 31, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	44,157	208,783	252,940	428,992	5,126,355

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
INTERIM SEPARATE CHANGES IN EQUITY FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro- except share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Revaluation Gains	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax - free and other Reserves	Reserves: Reserves Total	Retained Earnings/ (Accumulated Deficit)	Total Equity
Balance, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	562,725	5,261,347
Adjustments	-	-	-	-	-	-	-	-	(43,630)	(43,630)
Balance, as restated, December 31, 2005	1,067,200	106,679	40,398	4,175,422	(947,342)	30,042	226,223	256,265	519,095	5,217,717
Valuation of marketable securities	-	-	-	-	-	4,304	-	4,304	-	4,304
Net income for the period	-	-	-	-	-	-	-	-	90,236	90,236
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	(17,440)	(17,440)	17,440	-
Other	-	-	-	-	-	-	-	-	-	-
Balance, as restated, March 31, 2006	1,067,200	106,679	40,398	4,175,422	(947,342)	34,346	208,783	243,129	626,771	5,312,257
Balance, December 31, 2006	1,067,200	106,679	42,464	4,175,422	(947,342)	37,234	208,783	246,017	467,898	5,158,338
Valuation of marketable securities	-	-	-	-	-	6,923	-	6,923	-	6,923
Net income for the period	-	-	-	-	-	-	-	-	41,137	41,137
Dividends	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	3	3
Balance, March 31, 2007	1,067,200	106,679	42,464	4,175,422	(947,342)	44,157	208,783	252,940	509,038	5,206,401

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

PUBLIC POWER CORPORATION S.A.
INTERIM CONSOLIDATED AND SEPARATE STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS
(All amounts in thousands of Euro- except share and per share data)

	GROUP		PARENT COMPANY	
	01.01.2007-31.03.2007	**01.01.2006-31.03.2006**	**01.01.2007-31.03.2007**	**01.01.2006-31.03.2006**
Cash flows from operating activities				
Profit before tax from continuing operations	57,021	125,761	55,773	127,485
Profit before tax from disposal group	-	-	1,386	77
Adjustments :				
Depreciation and amortization	155,529	155,363	154,334	154,033
Amortization of customers' contributions and subsidies	(14,856)	(13,423)	(14,856)	(13,423)
Interest expense	41,146	36,326	41,146	36,326
Other adjustments	42,538	22,595	42,538	20,887
Changes in assets	(70,802)	(111,223)	(71,183)	(110,777)
Changes in liabilities	(33,108)	22,458	(31,915)	23,778
Net Cash from Operating Activities	**177,468**	**237,857**	**177,223**	**238,386**
Cash Flows from Investing Activities				
Capital expenditure/ (disposal) of fixed assets and software	(157,719)	(160,674)	(157,248)	(160,674)
Proceeds from customers' contributions and subsidies	43,423	34,885	43,423	34,885
Interest received	4,144	2,801	4,144	2,771
Investments	(445)	(460)	(150)	-
Net Cash used in Investing Activities	**(110,597)**	**(123,448)**	**(109,831)**	**(123,018)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(45,600)	(97,200)	(45,600)	(97,200)
Proceeds from interest bearing loans and borrowings	550,000	100,000	550,000	100,000
Principal payments of interest bearing loans and borrowing	(517,497)	(60,739)	(517,497)	(60,739)
Interest paid	(56,515)	(51,085)	(56,515)	(51,085)
Dividends paid	(3)	(4)	(3)	(4)
Net Cash used in Financing Activities	**(69,615)**	**(109,028)**	**(69,615)**	**(109,028)**
Net increase/(decrease) in cash and cash equivalents	(2,744)	5,381	(2,223)	6,340
Cash and cash equivalents at beginning of the period	35,537	38,176	31,535	29,351
Cash and cash equivalents at the end of the period	32,793	43,557	29,312	35,691

The accompanying notes are an integral part of these interim condensed consolidated and separate financial statements

Index

(All amounts in thousands of Euro, unless otherwise stated)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme.

PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares were listed on the Athens and London Exchange.

The accompanying financial statements include the financial statements of PPC and the consolidated financial statements of PPC ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At March 31, 2007 and 2006, the number of staff employed by the Group was approximately 25,955 and 26,920, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations out of which nine (9) small hydroelectric stations are transferred to PPC Renewables S.A. from 01.01.2007, in the context of the spin-off of all its renewable energy plants, facilitates the transmission of electricity through approximately 11,600 kilometres of high voltage power lines and distributes electricity to consumers through approximately 210,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 200 kilometres of urban underground fibre optics network.

2. CHANGES IN LEGAL FRAMEWORK

A generation authorization of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power. On March 26th, 2007 the Minister of Development has announced the extension of the above mentioned authorization by 800 MW, along with a replacement of older units with an equal capacity up until 2017. In view of such an alteration, a legislative amendment will be submitted to the Greek Parliament in the near future.

3. BASIS OF PRESENTATION FOR THE INTERIM FINANCIAL STATEMENTS

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying interim condensed consolidated and separate financial statements ("financial statements") for the nine month period ended September 30, 2006 have been prepared in accordance with IAS 34 "Interim Financial

Reporting" which defines the form and the content of the interim financial statements. The accompanying financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the latest annual financial statements as at December 31, 2006 made publicly available.
The accompanying financial statements have been prepared under the historical cost convention except for certain assets and liabilities that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand, except when otherwise indicated.

(b) ***Statement of compliance:*** The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

(c) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results.

(d) ***Revision of previously reported items:*** In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the period ended March 31, 2006 and for the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	31.03.2006	31.12.2005
Decrease in shareholders' equity after deferred taxes	(1,053)	(43,630)
Profit before tax decrease	(1,053)	-
Profit after tax decrease	(1,053)	-

The effect of the above revision on earnings per share for the three month period ended March 31, 2006, has as follows:

	Group	Company
Earnings per share, as previously reported	**0.39**	**0.39**
Effect of revision	(0.01)	(0.00)
Earnings per share, as revised	**0.38**	**0.39**

3.2. CHANGES IN ACCOUNTING POLICIES

The accounting policies applied to the separate and consolidated financial statements are the same with those applied to the separate and consolidated financial statements for the year ended December 31, 2006.

(All amounts in thousands of Euro, unless otherwise stated)

4. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	838	838
PPC Renewables S.A.	-	-	6,335	6,335
PPC Crete S.A.	-	-	982	982
Total	-	-	65,574	65,574

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

NAME	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1, 2006. Those procedures are yet to be completed.

5. INVESTMENTS IN ASSOCIATES

	Group		Company	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
HTSO	144	144	144	144
WIND-PPC Holding N.V.	-	-	-	-
LARKO S.A.	9,238	9,238	37,032	37,032
Investments through PPC Renewables	3,943	3,648	-	-
Total	13,325	13,030	37,176	37,176

The Group's ownership interest in the above associates as at March 31, 2007 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Transmission System Operator
WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larko S.A.	28.56%	Greece	Metallurgical

(All amounts in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP, established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

On February 28th, 2007 the Parent Company paid Euro 150.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007		December 31, 2006	
	Receivable	(Payable)	Receivable	(Payable)
Subsidiaries				
- PPC Telecommunications S.A.	299	-	290	-
- PPC Renewables S.A.	1,390	-	1,387	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	45	-	43	-
	1,763	-	1,749	-
Associates				
- HTSO	124,391	(174,302)	126,291	(179,200)
- Tellas	12,088	(10,642)	11,426	(10,096)
- Larco (energy and ash)	35,931	(1,613)	35,465	(220)
	172,410	(186,557)	173,182	(189,516)

(All amounts in thousands of Euro, unless otherwise stated)

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continued)

PPC's transactions with its subsidiaries and its associates for the three month period ended March 31, 2007 and 2006 are as follows:

	March 31, 2007		March 31, 2006	
	Sales	(Purchases)	Sales	(Purchases)
Subsidiaries				
- PPC Telecommunications S.A.	9	-	8	-
- PPC Renewables S.A.	3	-	3	-
- PPC Rhodes S.A.	2	-	2	-
- PPC Crete S.A.	2	-	2	-
	16	-	**15**	-
Associates				
- HTSO				
- Use of the transmission system	61,615	-	64,988	-
- Fees for seconded staff	2,875	-	2,502	-
- Access to and operation of transmission system	-	(71,987)	-	(77,568)
- Energy purchases	-	(109,227)	-	(56,165)
- Other services rendered	5,365	-	6,804	-
- Tellas	1,019	(460)	954	(757)
- Larco (energy and ash)	15,839	(1,521)	12,032	0
	86,713	**(183,195)**	**87,280**	**134,490**

In July 2006 the Parent Company's Board of Directors decided that a guarantee would be issued in favour of Tellas, an associate company, in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of existing loans amounting to Euro 30 million, for which the Parent Company had originally provided its guarantee.
In December 2006, PPC's Board of Directors approved Tellas' Business Plan for the period 2006 – 2011.

Management compensation
Fees concerning management members (Board of Directors and General Managers) for the three month period ended March 31, 2007 and 2006 have as follows:

	March 31,	
	2007	2006
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	17	43
- Non-executive members of the Board of Directors	56	77
- Contributions to defined contribution plans	1	2
	74	**122**
Compensation of General Managers		
- Regular compensation	241	189
- Contribution to defined contribution plans	33	20
	274	**209**
Total	**348**	**331**

(All amounts in thousands of Euro, unless otherwise stated)

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (continued)

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

8. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector. The above transaction will be effected on January 1, 2007.

As a result, at December 31, 2006, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified the above disposal group as "held for sale" in the separate financial statements.

The major classes of assets and liabilities of this disposal group "held for sale" as at March 31, 2007 are as follows:

	Group		Company	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Assets				
Property, plant and equipment	-	-	57,278	56,807
Materials and spare parts	-	-	489	489
Assets classified as "held for sale"	**-**	**-**	**57,767**	**57,296**
Liabilities				
Long-term liabilities	-	-	(221)	(221)
Subsidies	-	-	(6,432)	(6,432)
Liabilities directly associated with assets classified as "held for sale"	**-**	**-**	**(6,653)**	**(6,653)**
Net assets directly associated with disposal group	**-**	**-**	**51,114**	**50,643**

(All amounts in thousands of Euro, unless otherwise stated)

8. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"(continued)

The results of this disposal group for the three month ended March 31, 2007 and March 31, 2006 are presented below:

	Group		Company	
	2007	2006	2007	2006
Revenue	-	-	2,858	2,428
Expenses	-	-	(1,472)	(2,351)
Income before tax	-	-	**1,386**	77
Tax expense related to pre-tax income	-	-	(388)	(23)
Profit for the year from disposal group classified as "held for sale"	-	-	**998**	**54**

The transfer of the disposal group of all of its renewable energy plants to its subsidiary PPC Renewables S.A., has not yet been completed. When it will take place, they will be accounted at their fair value according to IAS 16 "Property, plant and equipment". The value of the disposal group will be determined by independent appraisers.

9. DIVIDENDS

The Parent Company's Board of Directors at its meeting held on May 22, 2007 decided to propose to the Shareholders' General Assembly which will take place on June 15, 2007, the distribution of dividends for the year 2006 of Euro 37,120 (Euro 0.16 per share).

10. LOAN AGREEMENTS-REPAYMENTS

Within the 3 month period ended March 31, 2007 the Parent Company issued four bonds for a total amount of Euro 550 million repayable within the period 2008-2012.

The Parent Company's Board of Directors approved the issuance of bonds for a total amount of Euro 100 million, which will be withdrawn within the year 2007.

At March 31, 2007 the available credit lines of the overdraft facilities amounted to Euro 330 million, while the unused portion of all overdraft facilities of the Parent Company amounted to Euro 258 million.

The loan repayments for the three month period ended March 31, 2007 amounted to Euro 517,497.

11. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which an amount of approximately Euro 55 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continued)

(b) Acquisition Program:

(i) ***Acquisition of power plant in Bulgaria:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. In May 2007 Bulgaria's Privatization Agency terminated the process of the negotiations by an intermediate (Protocol) Decision. On May 18th 2007, PPC filed an appeal against the above Decision. Furthermore, PPC expressed to the Bulgarian Ministry of Environment and Waters its intention to continue negotiations in order to conclude the transaction.

(ii) ***Common participation with ENEL SpA in Kossovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, thus creating a consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kossovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed by late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kossovo's Ministry of Energy and Mines announced that the consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender.

(iii) ***Participation in FYROM's tender:*** SENCAP has entered the preliminary phase of a tender, by FYROM's Ministry of Finance for TEC Negotino Power Station and was preselected to the next phase. Skopian authorities wish to privatize the existing power station with an installed capacity of 319MW as well as the construction of a new station with a minimum installed capacity of 300MW in the Negotino area.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continued)

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State as no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at March 31, 2007 amounts to approximately, Euro 418 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 248 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 51 million.

3. **Claims by employees:** Employees are claiming the amount of Euro 119 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at March 31, 2007 totalled approximately Euro 139 million.

(e) ***Litigation with PPC Personnel Insurance Organization (PIO):*** Until March 31, 2007, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro 13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) receive other compensation for an amount of Euro 55. Cases under (a) and (b) have already been discussed before first instance courts. On case under (a) PPC PIO obtained a favorable judgment by the first instance court. PPC filed an appeal which as well as all other cases will be discussed before the competent courts in various dates within 2007. For the above amounts PPC established provisions, which at March 31, 2007 totalled Euro 40,687.

(f) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continued)

1. Following the issuance of a number of Common Ministerial Decisions only a few environmental permits for certain HEP (HEP Plastiras, Kastraki, Kremasta, Stratos I & II and the national transmission network are still pending).

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At March 31, 2007, the accumulated amount of the Messochora Power Plant project amounted to Euro 267,8 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.

   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.

   - Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.

   - Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, low sulphur heavy fuel oil is already in use by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.
   The renewal of the environmental permits, of the Amyntaion, Ptolemais, Kardia and Liptol Steam Electric Stations, are expected to be completed during September 2007, as well as the issue of the Common Ministerial Decision specifying in detail the National Reduction Plan, will designate the future need for further environmental investments.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continued)

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May 2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(g) CO_2 Emissions: The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 for the year 2005, 53,297 kt CO_2 for the year 2006 and 53,610 kt CO_2 for the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants and in March 2007 the permits of two (2) new PPC's bound plants (Local Power Station (LPS) Patmos and Local Power Station (LPS) Sifnos). It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrance Units". No emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. Furthermore, the exact amount of emission allowances that will be allocated to the "Known New Entrance Units" has not been decided yet. However the allocation of these additional emission allowances corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision.

(All amounts in thousands of Euro, unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (continued)

The annual (2006) CO_2 emissions verification reports for the thirty one (31) PPC's bound plants have been successfully completed in March 2007 by accredited third party verifiers. These reports along with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation.

The verified CO_2 emissions for all thirty one (31) PPC's bound plants for 2006 amounted to 50,453 kt CO_2. Consequently for the year 2006 PPC exhibited a surplus of emission allowances.

As far as the year 2007 is concerned, based upon current data, the Parent Company's total emission allowances are estimated to amount to 52.3 million tones and are within range of the emission allowances allocated to PPC for the year 2007 by the Greek NAP (53.61 million tones).

(h) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

12. SUBSEQUENT EVENTS

a) **Subsidies** : In April 2007 the Parent Company has received a subsidy that amounted to Euro 4.5 million for the project "Corfu – Igoumenitsa underwater connection" out of the 3rd EU Framework Program through the Public Investment Program of the Hellenic Republic.

b) **SENCAP S.A.** : On April 23th, 2007 PPC's Board of Directors by its Decision No 81 has approved the terms of participation of the European Bank of Reconstruction and Development (EBRD) to SENCAP's share capital. Following that, the new share capital composition is as follows : PPC S.A 45%, ContourGlobal LLC 45% and EBRD 10%. On May 4th, 2007 the Parent Company participated in SENCAP's share capital increase with an amount of Euro 2,390.

c) **Overdraft Facilities** : In May 2007, the Parent Company's Board of Directors approved the conclusion of overdraft facilities for a total amount of Euro 250 million. The available credit lines of the overdraft facilities amounted to Euro 380 million

d) **Lignite Contract** : By its Decision 103/07.05.2007 PPC's Board of Directors has approved a contract for the procurement of lignite by "AHLADA LIGNITE MINES S.A" in order to supply Meliti Thermal Power Plant.

e) **Tax audit** : The Parent Company has been audited by the tax authorities up to 2003. For the financial years 2004 and 2005 the Parent Company is currently undergoing a tax audit by the fiscal authorities.

f) **PPC Renewables S.A.:** Following Decision No 3/16.01.2007 of its Board of Directors, PPC paid Euro 2.2 million, on May 19th, 2007, in order to participate in PPC Renewables' share capital.

(All amounts in thousands of Euro, unless otherwise stated)

13. SEGMENT INFORMATION

Sales and inter segment results are as follows:

	Mines		Generation		Transmission		Distribution		Supply		Eliminations		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	**186,232**	**199,149**	**1,002,248**	**791,961**	**67,467**	**68,367**	**175,090**	**166,642**	**1,192,104**	**966,976**	**(1,380,599)**	**(992,952)**	**1,242,542**	**1,200,143**
Segment result/profit	12,102	16,804	237,704	122,124	23,246	19,968	18,569	20,990	(190,948)	(13,002)	0	0	100,673	166,884
Financial expenses													(43,652)	(39,385)
Share of loss of associates													0	(1,738)
Income Tax													(16,022)	(37,326)
Net Profit													**40,999**	**88,435**
Inter segment costs	13,012	12,941	202,275	213,677	585	1,169	0	0	1,164,727	765,165	(1,380,599)	(992,952)	0	0

PUBLIC POWER CORPORATION S.A.

Chalkokondyli 30 -
104 32 Athens

FINANCIAL DATA AND INFORMATION FOR THE PERIOD

Reg. No : 47829/06/B/00/2

1 January 2007 - 31 March 2007
According to the Decision 2/396/31.08.2006 of the Hellenic Capital Market Commission' s Board of Directors

The following information is a general overview of the financial status of Public Power Corporation S.A. and PPC Group. We recommend to our readers before proceeding to any investing transaction to visit our site,www.dei.gr, where all the periodically financial statements are published, according to IFRS as well as the auditor's report whenever is requested. The interim financial statements as of March 31, 2007 have been approved by the Board of Directors of May 22, 2007.

BALANCE SHEET
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2007	**31.12.2006**	**31.03.2007**	**31.12.2006**
ASSETS				
Total non current assets	11.265.450	11.269.230	11.297.603	11.302.152
Materials, spare parts and supplies, net	629.726	602.520	629.237	602.031
Trade receivables	934.882	940.391	935.868	941.468
Other current assets	117.416	125.948	171.702	179.242
TOTAL ASSETS	**12.947.474**	**12.938.089**	**13.034.410**	**13.024.893**
EQUITY AND LIABILITIES				
Non current liabilities	5.967.490	5.569.425	5.967.852	5.569.788
Short term borrowings	787.706	1.150.803	787.638	1.150.735
Other current liabilities	1.065.923	1.139.430	1.072.519	1.146.032
Total liabilities (a)	7.821.119	7.859.658	7.828.009	7.866.555

Total Shareholders' Equity (b)	5.126.355	5.078.431	5.206.401	5.158.338
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5.126.355	5.078.431	5.206.401	5.158.338
TOTAL LIABILITIES (a)+(d)	**12.947.474**	**12.938.089**	**13.034.410**	**13.024.893**

STATEMENT OF OPERATIONS
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01- 31.03.2007	**01.01- 31.03.2006**	**01.01- 31.03.2007**	**01.01- 31.03.2006**
Sales	1.242.542	1.200.143	1.242.542	1.200.143
Gross operating results	233.283	305.027	233.283	305.027
Profit before tax, financing and investing activities and depreciation and amortisation	235.637	294.745	233.203	293.430
Profit before tax, financing and investing activities	94.964	152.805	93.725	152.820
Profit before tax	57.021	125.761	55.773	127.485
Income tax expense	(16.022)	(37.326)	(15.634)	(37.303)
Profit after tax from continuing activities (a)	40.999	88.435	40.139	90.182
Profit after tax from discontinuing activities (b)	0	0	998	54
Profit after tax (continuing and discontiuing activities) (a)+(b)	**40.999**	**88.435**	**41.137**	**90.236**
Distributed to:				
Company's Shareholders	40.999	88.435	41.137	90.236
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0,18	0,38	0,18	0,39

STATEMENT OF CHANGES IN EQUITY
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.03.2007	**31.03.2006**	**31.03.2007**	**31.03.2006**
Balance at the beginning of the period (*01.01.2007* and *01.01.2006*, respectively)	5.078.431	5.165.151	5.158.338	5.217.717
Profit after tax	40.999	88.435	41.137	90.236
Increase / (Decrease) of Share Capital	-	-	-	-
Dividends distributed	-	-	-	-
Net gains and losses recognised directly in the equity	6.925	4.304	6.926	4.304
Purchase / (Sale) of own shares	-	-	-	-
Equity at the end of the period (31.03.2007 and 31.03.2006, respectively)	**5.126.355**	**5.257.890**	**5.206.401**	**5.312.257**

CASH FLOW STATEMENT
Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01- 31.03.2007	**01.01-31.03.2006**	**01.01-31.03.2007**	**01.01-31.03.2006**
<u>Cash Flows from Operating Activities</u>				
Profit before tax from continuing operations	57.021	125.761	55.773	127.485
Profit before tax from disposal group	0	0	1.386	77
Adjustments :				
Depreciation and amortisation	155.529	155.363	154.334	154.033
Amortisation of customers' contributions and subsidies	(14.856)	(13.423)	(14.856)	(13.423)
Fair value (gain)/ loss of derivative instruments	(726)	(8.330)	(726)	(8.330)

Share of loss of associates	0	1.738	0	0
Interest income	(4.144)	(2.801)	(4.144)	(2.771)
Sundry provisions	(3.215)	12.816	(3.215)	12.816
Impairment loss on emission rights purchased	4.546	0	4.546	0
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	(395)	(851)	(395)	(851)
Unbilled revenue	45.904	19.480	45.904	19.480
Amortisation of loan origination fees	568	543	568	543
Interest expense	41.146	36.326	41.146	36.326
Operating profit before working capital changes	281.378	326.622	280.321	325.385
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(24.206)	(8.260)	(24.206)	(8.260)
Increase / (Decrease) of receivables	(46.596)	(102.963)	(46.977)	(102.517)
Increase / (Decrease) of liabilities (excluding banks)	(33.108)	22.458	(31.915)	23.778
Net Cash from Operating Activities (a)	177.468	237.857	177.223	238.386
Cash Flows from Investing Activities				
Investments	(445)	(460)	(150)	0
Capital expenditure for fixed assets and software	(164.144)	(164.014)	(164.144)	(164.014)
Disposal of fixed assets and software	6.425	3.340	6.896	3.340
Interest received	4.144	2.801	4.144	2.771
Proceeds from customers' contributions and subsidies	43.423	34.885	43.423	34.885
Net Cash used in Investing Activities (b)	(110.597)	(123.448)	(109.831)	(123.018)
Cash Flows from Financing Activities				
Net change in short-term borrowings	(45.600)	(97.200)	(45.600)	(97.200)
Proceeds from interest bearing loans and borrowings	550.000	100.000	550.000	100.000
Principal payments of interest bearing bonds and borrowings	(517.497)	(60.739)	(517.497)	(60.739)
Interest paid	(56.515)	(51.085)	(56.515)	(51.085)

Dividends paid	(3)	(4)	(3)	(4)
Net Cash used in Financing Activities (c)	(69.615)	(109.028)	(69.615)	(109.028)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(2.744)**	**5.381**	**(2.223)**	**6.340**
Cash and cash equivalents at the beginning of the period	**35.537**	**38.176**	**31.535**	**29.351**
Cash and cash equivalents at the end of the period	**32.793**	**43.557**	**29.312**	**35.691**

Additional data and information for the Parent Company:
(Amounts in thousands of Euro)

1. The Parent Company has been audited by the tax authorities up to December 31, 2003. For the financial years 2004 and 2005 the Parent Company is undergoing a tax audit by the fiscal authorities.
2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

   In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the period ended March 31, 2006 and for the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	31.03.2006	**31.12.2005**
Decrease in shareholders' equity after deferred taxes	(1,053)	(43,630)
Profit before tax decrease	(1,053)	
Profit after tax decrease	(1,053)	

3. In December 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital. The above mentioned spin-off has not yet been completed.
4. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the

amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. In May 2007 Bulgaria's Privatization Agency terminated the process of the negotiations by an intermediate (Protocol) Decision.

On May 18th 2007, PPC filed an appeal against the above Decision. Furthermore, PPC expressed to the Bulgarian Ministry of Environment and Waters its *intention to continue negotiations* in order to conclude the transaction.

5. In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".
6. In 2006, the Parent Company together with Contour Global LLP established a 50% jointly controlled entity named SENCAP S.A. whose object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area. *On February 28th, 2007 the Parent Company has paid Euro 150.*
7. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
8. Adequate provisions have been established for all litigation.
9. Total payrolls of the Parent Company number 26.092 employees and 27.063 employees as of 03.31.07 and 03.31.06 respectively, out of which 137 employees and 143 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.
10. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the three month period ended March 31, 2007 amount to Euro 86,729 and Euro 183,195, respectively. As at March 31, 2007 the receivables and the payables of the Parent Company due to the related companies amount to Euro 174,173 and Euro 186,557, respectively. Fees concerning management members amounted to Euro 348 for the three month period ended March 31, 2007. There are no receivables or payables to officers and members of the Board, other than payrolls or compensations for participation on the Board, respectively.
11. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 164.1 million.
12. The issuance of the common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 for the year 2005, 53,297 kt CO_2 for the year 2006 and 53,610 kt CO_2 for the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants and in March 2007 the permits of two (2) new PPC's bound plants (Local Power Station (LPS) Patmos and Local Power Station (LPS) Sifnos). It is noted that the allocation of emission allowances will be considered final, both, for years 2005 and 2006, after the Greek Competent Authorities settles PPC's request for additional emission allowances to be allocated to the "Unknown New Entrance Units". No emission allowances have been allocated to these units in NAP 2005-2007, since these units have been put in operation as emergency units to cover summer peak demands. Furthermore, the exact amount of emission allowances that will be allocated to the "Known New Entrance Units" has not been decided yet. However the allocation of these additional emission allowances corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants by the above mentioned Common Ministerial Decision. The annual (2006) CO_2 emissions verification reports for the thirty one (31) PPC's bound plants have been successfully completed in March 2007 by accredited third party

verifiers. These reports along with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all thirty one (31) PPC's bound plants for 2006 amounted to 50,453 kt CO_2. Consequently for the year 2006 PPC exhibited a surplus of emission allowances. As far as the year 2007 is concerned, based upon current data, the Parent Company's total emission allowances are estimated to amount to 53.2 million tones and are within range of the emission allowances allocated to PPC for the year 2007 by the Greek NAP (53,610 million tones).

13. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.
14. According to Greek Law 3481/A/162/02.08.2006, article 13, paragraphs 3 and 4, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. On March 31st, 2007 the accumulated amount for the Messohora Power Plant was Euro 267.8 million.

Additional data and information for the Group:
(Amounts in thousands of Euro)

15. The Group's companies with their respective addresses and participation percentages, as well as their unaudited tax years, that are included in the consolidated financial statements are listed below:

Full consolidation method

	% participation	Country of incorporation	Unaudited tax years
PPC S.A.	Parent Company	Greece	2004-2006
PPC Renewable Sources S.A.	100%	Greece	1999-2006
PPC Rhodes S.A. (formerly KOZEN HELLAS)	100%	Greece	1999-2006
PPC Telecommunications S.A.	100%	Greece	2003-2006
PPC Kriti S.A.	100%	Greece	2004-2006

The Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Kriti S.A. have decided to dissolve the aforementioned companies and to initiate the appropriate procedures on July 1st, 2006. The liquidation procedures are yet to be completed. PPC Telecommunications S.A. has been audited up to December 31, 2002

Equity method

	% participation	Country of incorporation	Unaudited tax years
LARCO S.A.	28.56%	Greece	2002 - 2006
WIND PPC HOLDING N.V.	50% minus one share	Holland	-
SENCAP S.A.	50%	Greece	-
PPC RENEWABLES – TERNA S.A.	49%	Greece	2003 -2006
PPC RENEWABLES – MEK ENERGEIAKI S.A.	49%	Greece	2002 -2006
PPC RENEWABLES – DIEKAT ENERGEIA MYHE GITANH ANONYMOS ETAIREIA PARAGOGIS HLEKTRIKHS ENERGEIAS	49%	Greece	2000 -2006
PPC RENEWABLES ROKAS A.B.E.E	49%	Greece	2003 - 2006
PPC RENEWABLES ELLINIKI TEXNODOMIKI TEB ENERGEIAKH S.A.	49%	Greece	2005 - 2006

16. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2006.

In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the period ended March 31, 2006 and the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Group's financial statements is as follows:

31.03.2006 **31.12.2005**

Decrease in shareholders' equity after deferred taxes	(1,053)	(43,630)
Profit before tax decrease	(1,053)	
Profit after tax decrease	(1,053)	

17. There exist no burdens on the Group's fixed assets, the existence of which could materially affect the Group's financial position.

18. Adequate provisions have been established for all litigation.

19. Total payrolls of the Group number 26,092 employees and 27,064 as of 31.03.2007 and 31.03.2006, out of which 137 employees and 143 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.

20. Sales and purchases of the Group, for the three month period ended March 31, 2007, as well as receivables and payables, that arose from the transactions of the Group to its related companies according to IAS 24, amount to Euro 86,713, Euro 183,195, Euro 172,410 and Euro 186,557, respectively. Fees concerning management members amounted to Euro 348 for the three month period ended March 31, 2007. There are no receivables or payables to officers and members of the Board.

21. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

22. Capital expenditure of the Group for the period amounted to approximately Euro 164.1 million.

END